Exhibit 99.2

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and June 30, 2026

F-1

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
	HK$’000	HK$’000	US$’000
Assets
Current Assets
Cash and cash equivalents	19,041	16,413	2,093
Accounts receivable, net	26,760	29,411	3,751
Inventories	9,802	10,296	1,313
Prepaid expenses and other current assets	3,722	3,653	466
Total current assets	59,325	59,773	7,623

Property, plant and equipment, net	810	1,069	136
Right-of-use assets	11,297	7,925	1,011
Total non-current assets	12,107	8,994	1,147
TOTAL ASSETS	71,432	68,767	8,770
Liabilities
Current liabilities
Bank loan - current	3,000	8,000	1,020
Accounts payable	14,037	14,264	1,819
Other payables and accrued liabilities	6,860	6,801	868
Lease liabilities - current	4,203	7,951	1,014
Amount due to a related party	611	680	87
Total current liabilities	28,711	37,696	4,808
Non-current liabilities
Lease liabilities - non-current	7,093	-	-

TOTAL LIABILITIES	35,804	37,696	4,808

Commitments and contingencies	-	-	-
Shareholders’ equity
Class A ordinary shares, US$0.0001 par value; 285,000,000 shares authorized, 3,062,500 shares issued and outstanding at December 31, 2025 and June 30, 2026	3	3	-
Class B ordinary shares, US$0.0001 par value; 18,000,000 shares authorized, 8,000,000 shares issued and outstanding at December 31, 2025 and June 30, 2026	6	6	1

Additional paid-in capital	30,570	30,570	3,898
Statutory reserve	2,806	2,806	358
Retained earnings (accumulated losses)	2,596	(2,407)	(307)
Accumulated other comprehensive income	(353)	93	12
Total shareholders’ equity	35,628	31,071	3,962
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,432	68,767	8,770

F-2

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSSES

(Amount in thousands, except for share and per share data or otherwise noted)

	For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000
Revenues	42,695	45,170	5,760
Cost of sales	(36,203)	(40,007)	(5,102)
Gross profit	6,492	5,163	658
Operating expenses:
Selling and marketing expenses	(685)	(715)	(91)
General and administrative expenses	(9,414)	(9,289)	(1,184)
Total operating expenses	(10,099)	(10,004)	(1,275)

Loss from operations	(3,607)	(4,841)	(617)
Other income (expenses)
Exchange gain, net	-	27	3
Interest income	25	67	9
Interest expense	(479)	(263)	(33)
Government grant	-	3	-
Other income, net	235	4	-
Total other income (expenses), net	(219)	(162)	(21)

Loss before tax expense	(3,826)	(5,003)	(638)
Income tax expense	-	-	-
Net loss	(3,826)	(5,003)	(638)
Other comprehensive income
Foreign currency translation gain, net of tax	520	446	57

Total comprehensive loss	(3,306)	(4,557)	(581)

Net loss per share attributable to ordinary shareholders
Basic and diluted (cents)	(34.59)	(45.22)	(5.77)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	11,062,500	11,062,500	11,062,500

F-3

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data or otherwise noted)

	Shares	Amount	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings (accumulated losses)	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2025	11,062,500	9	30,570	2,806	(1,108)	13,239	45,516

Net loss for the period	-	-	-	-	-	(3,826)	(3,826)
Foreign currency translation	-	-	-	-	520	-	520

As of June 30, 2025	11,062,500	9	30,570	2,806	(588)	9,413	42,210

As of January 1, 2026	11,062,500	9	30,570	2,806	(353)	2,596	35,628

Net loss for the period	-	-	-	-	-	(5,003)	(5,003)
Foreign currency translation	-	-	-	-	446	-	446

As of June 30, 2026	11,062,500	9	30,570	2,806	93	(2,407)	31,071

F-4

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000

Operating activities
Net loss	(3,826)	(5,003)	(638)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	269	149	19
Change in operating assets and liabilities:
Change in accounts receivable	7,147	(2,651)	(338)
Change in inventories	1,977	(494)	(63)
Change in prepaid expenses and other current assets	242	69	9
Change in accounts payable	(1,807)	227	29
Change in other payables and accrued liabilities	(723)	(59)	(8)
Net cash provided by (used in) operating activities	3,279	(7,762)	(990)

Investing activities
Purchase of property, plant and equipment	(47)	(384)	(49)
Net cash used in investing activities	(47)	(384)	(49)

Financing activities
Repayment of bank loan	-	(3,000)	(383)
Proceeds from bank loans	-	8,000	1,020
Advances from (to) related parties	(2,676)	69	9
Net cash (used in) provided by financing activities	(2,676)	5,069	646

Net increase (decrease) in cash	556	(3,077)	(393)
Effect on exchange rate change on cash	228	449	58

Cash as of beginning of the period	27,476	19,041	2,428

Cash as of the end of the period	28,260	16,413	2,093

Supplementary Cash Flows Information
Cash paid for interest	479	262	33
Cash paid for taxes	5	-	-

F-5

Notes to the unaudited interim condensed consolidated financial statements
For the six months ended June 30, 2025 and 2026

1. General information

Fenbo Holdings Limited (the “Company”) was incorporated in the Cayman Islands on September 30, 2022 as an exempted company with limited liability. The Company conducts its primary operations of manufacture and production of premium personal care electronic appliance (such as electrical hair styling products such as hair dryers, straighteners, curlers, trimmers, etc.) through its indirectly held wholly owned subsidiaries.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

Name	Date of incorporation	Place of incorporation	Principal activities
Fenbo Holdings Limited	September 30, 2022	Cayman Islands	Investment holding
Rich Legend Holdings Limited (“RLHL”)	October 21, 2022	The British Virgin Islands	Intermediate holding company
Fenbo Industries Limited (“Fenbo Industries”)	June 17, 1993	Hong Kong	Intermediate holding company and trading of electronic appliance
Fenbo Plastic Products Factory (Shenzhen) Limited (“Fenbo SZ”)	October 19, 2010	People’s Republic of China (“PRC”)	Manufacture and production of electronic appliance
Able Industries Limited (“Able Industries”)	November 7, 2005	Hong Kong	Marketing

2. Basis of presentation

These unaudited interim condensed consolidated financial statements and footnotes have been prepared in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

The results of operations for the interim periods are not necessarily indicative of the results that might be expected for the future interim periods or the full year ending December 31, 2026.

Convenience translation. Translations of the unaudited interim condensed consolidated balance sheet, statement of operations and comprehensive loss and statement of cash flows from HK$ into US$ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.8417. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Segment Reporting and Reporting Units — As of June 30, 2026, the Company operated in Hong Kong and the PRC through its subsidiaries, which were primarily engaged in the manufacture and sale of personal care electronic appliances.

Management determined that the Company functions as a single operating segment, and thus reports as a single reportable segment. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. The chief operating decision maker is responsible for allocating resources to its operations and assessing performance and obtains financial information, being the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows, about the Company as a whole. The Company’s chief operating decision maker is its Chief Executive Officer.

Fair Value Measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

F-6

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

New accounting standards

We have evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on our consolidated financial statements.

Note 3 Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$’000	HK$’000	US$’000
Accounts receivable	26,760	29,411	3,751
Allowance for doubtful accounts	-	-	-
Total accounts receivable, net	26,760	29,411	3,751

Note 4 Inventories

Inventories consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$’000	HK$’000	US$’000
Raw materials	4,421	5,584	712
Work in progress	1,190	1,771	226
Finished goods	4,191	2,941	375
Total inventories	9,802	10,296	1,313

Note 5 Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$’000	HK$’000	US$’000
Rental deposit	1,930	1,982	253
VAT refundable	818	798	101
Prepayment	136	73	9
Income tax refundable	82	82	11
Other receivables	756	718	92
	3,722	3,653	466

F-7

Note 6 Property, plants and equipment, net

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$’000	HK$’000	US$’000
Machinery & equipment	3,041	3,150	402
Electronic equipment	59	69	9
Office equipment	2,493	2,571	327
Computer software	111	114	15
Motor vehicles	2,083	2,475	316
Total cost	7,787	8,379	1,069
Less: Accumulated depreciation	(6,977)	(7,310)	(933)
Net book value	810	1,069	136

Depreciation expenses recognized for the six months ended June 30, 2025 and 2026 were HK$269,000 and HK$149,000 (US$19,000), respectively.

Note 7 Right-of-use assets and operating lease liabilities

As of June 30, 2026, the Company had the following non-cancellable lease contracts:

Description of lease	Term	Imputed interest rate

Director’s quarters, Kowloon, Hong Kong	24 months from May 1, 2025 to April 30, 2027	5.6%
Office, Kowloon, Hong Kong	24 months from January 1, 2025 to December 31, 2026	5.6%
Production plant and administration facility, Shenzhen, PRC	3 years from July 16, 2024 to July 15, 2027	3.45%

The following amounts were recognized in the consolidated balance sheets:

	December 31, 2025	June 30, 2026	June 30, 2026
	HK$’000	HK$’000	US$’000
Right-of-use assets	11,297	7,925	1,011

Operating lease liabilities
Current	4,203	7,951	1,014
Non-current	7,093	-	-
	11,296	7,951	1,014

F-8

Future undiscounted lease payments as of June 30, 2026 are as follows:

Year ending December 31,	HK$’000	US$’000
2026	3,987	508
2027	3,994	509

Future minimum operating lease payments	7,981	1,017
Less: Imputed interest	(30)	(3)

Total operating lease liabilities	7,951	1,014

Note 8 Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	December 31, 2025	June 30, 2026
	HK$’000	HK$’000	US$’000
Accrued salary	4,413	4,362	557
Other payables	2,447	2,439	311
	6,860	6,801	868

Note 9 Credit facilities

As of June 30, 2026 and December 31, 2025, bank loan consisted of the following:

Bank Name	Nature of Loan	December 31, 2025	June 30, 2026
		HK$’000	HK$’000

Bank of China (Hong Kong)	Revolving loan(1)	3,000	8,000
Total		3,000	8,000

(1)	This loan is a revolving loan up to HK$11,000,000, carries an interest of 1.5% below Hong Kong Dollar prime rate and is collateralized by a Hong Kong property jointly owned by Mr. Li Kin Shing (“Mr. Li”) and his spouse and a personal guarantee from Mr. Li. This loan was first drawn down on October 22, 2018 and has been rolled over for every six-month period. The Company recognized this loan as short-term bank borrowing in its consolidated financial statements. The security charged over the Company’s office premises located in Hong Kong was released since September 29, 2022.

Interest expenses incurred from bank borrowings were HK$206,000 and HK$88,000 for the six months ended June 30, 2025 and 2026, respectively. The interest expense represented the weighted average interest rate of 3.6% and 3.6%, respectively, for the six months ended June 30, 2025 and 2026.

F-9

Note 10 Related party balances and transactions

Related party balances

The related party balances consisted of the following:

Name	Relationship	Nature	Classification	December 31, 2025 (HK$’000)	June 30, 2026 (HK$’000)	June 30, 2026 (US$’000)

Mr. Li	Former sole shareholder and executive director	Advance from a former sole shareholder	Amounts due to related parties	611	680	87
Mr. Chiu Yat Chung Gary	Former senior management	Advance from a former senior management	Amounts due to related parties	-	-	-
Mr. Li Siu Lun, Allan	Senior management	Advance from a member of senior management	Amounts due to related parties	-	-	-
Total amounts due to related parties				611	680	87

The above amounts are unsecured, non-interest bearing and repayable on demand.

Related party transactions (Guarantees)

The related parties made guarantees to the Company in relation to all the bank borrowings of the Group. Please refer to the Note 9 for details of each guarantee made by the related parties in relation to all the bank borrowings of the Group as of June 30, 2026 and December 31, 2025.

Related party transactions (Sale / lease of properties)

The Company entered into the following rental agreement with a related party for a director quarter situated in Hong Kong:

Premises	Relationship with the lessor	Rental payment for the six months ended June 30, 2025 (HK$’000)	Rental payment for the six months ended June 30, 2026 (HK$’000)	Rental payment for the six months ended June 30, 2026 (US$’000)
Director’s quarters	Lessor is a company owned by Mr. Li and his spouse	300	300	38
Hong Kong office	Lessor is Mr. Li and his spouse	300	300	38

Fenbo Industries entered into a lease agreement with Mr. Li to lease from Mr. Li the office for an initial term of two (2) years, commencing January 1, 2023, for a monthly rental of HK$50,000. Upon the expiry of the above lease term, Fenbo Industries renewed such lease agreement with Mr. Li to lease this office for another term of two (2) years, commencing January 1, 2025, for a monthly rental of HK$50,000.

Fenbo Industries entered into a lease agreement with a company owned by Mr. and Mrs. Li for the lease of a director’s quarters for an initial term of two (2) years, commencing May 1, 2023, for a monthly rental of HK$50,000. Upon the expiry of the above lease term, Fenbo Industries renewed such lease agreement with Mr. Li for another term of two (2) years, commencing May 1, 2025, for a monthly rental of HK$50,000.

F-10

Note 11 Employee benefits government plan

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the Company to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate based on the basic monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Note 12 Income taxes

The provision for income taxes consists of the following:

For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000
Current tax
- Hong Kong	-	-	-
- Other countries	-	-	-
	-	-	-

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000
Loss before income tax	(3,826)	(5,003)	(638)

Provision for income taxes at Hong Kong profits tax rates of 16.5%	(631)	(825)	(105)
Effect of different tax rates available to different jurisdictions	(128)	(136)	(17)
Non-deductible expenses and non-taxable income, net	-	-	-
Under provision from prior year	-	-	-
Tax loss impaired	759	961	122
Income tax expense	-	-	-

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

F-11

British Virgin Islands

RLHL is incorporated in the British Virgin Islands and not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Fenbo Industries and Able Industries are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5% for assessable profits.

PRC

Fenbo SZ is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Note 13 Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on September 30, 2022 with authorized share capital of US$30,300, divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each.

Change in the Company’s Authorized Share Capital

By a special resolution passed on the Company’s extraordinary general meeting on September 29, 2025, the Company’s authorized share capital changed from US$30,300 divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each, to US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each.

Re-designation and Re-classification of the Company’s Ordinary Shares

By a special resolution passed on the Company’s extraordinary general meeting on September 29, 2025, the Company’s ordinary shares be re-designated and re-classified as follows:

a)	the 8,000,000 issued ordinary share of par value of US$0.0001 each in the capital of the Company registered in the name of Luxury Max Investments Limited be redesignated as 8,000,000 issued class B ordinary shares of US$0.0001 each (the “Class B Ordinary Shares”), having 20 votes each Class B ordinary share.
b)	the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”), having one vote each Class A ordinary share.
c)	the 281,937,500 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 281,937,500 authorized but unissued Class A Ordinary Shares.
d)	the 7,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 7,000,000 authorized but unissued Class B Ordinary Shares.
e)	the 3,000,000 authorized but unissued preference shares of par value of US$0.0001 each in the capital of the Company be redesignated as 3,000,000 authorized but unissued Class B Ordinary Shares.

F-12

Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

Note 14 Net Loss Per Share

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000
Basic and diluted loss per share
Numerator:
Net loss for the period attributable to the Company’s ordinary shareholders	(3,826)	(5,003)	(638)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding	11,062,500	11,062,500	11,062,500

Weighted average number of basic and diluted ordinary shares used in calculating loss per share	11,062,500	11,062,500	11,062,500

Basic and diluted net loss per share (cents)	(34.59)	(45.22)	(5.77)

Note 15 Commitments and Contingencies

Lease Commitments

The Company entered into leases for production plant in the PRC, Hong Kong office and director’s quarters. Please refer to Note 7 for details.

Contingencies

There were no contingencies identified as at December 31, 2025 and June 30, 2026.

Note 16 Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

Note 17 Subsequent Events

The Company evaluated all events and transactions that occurred after June 30, 2026, through the date these unaudited interim condensed consolidated financial statements were issued. Other than the events described below, there were no material subsequent events that require disclosure in these consolidated financial statements.

The Company received a notice dated July 27, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that the minimum bid price per share of its ordinary shares had been below US$1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company has until January 25, 2027 to regain compliance.

On July 31, 2026, the shareholders of the Company approved, by special resolutions, an increase in the voting rights attached to each Class B Ordinary Share from 20 votes to 200 votes and the adoption of an amended and restated memorandum and articles of association.

Subsequent to June 30, 2026, the Company repaid bank loans of HK$5.0 million and HK$3.0 million on September 4, 2026 and September 25, 2026, respectively, in accordance with the repayment schedule agreed with the lender.

On August 19, 2026, Wang Zhiyong and Zhang Peng resigned as directors of the Company, and Li Xiang and Liu Zhenyu were appointed as independent non-executive directors.

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